NOTIFICATION OF LATE FILING

                                   Form 12b-25


     SEC  File  Number  0-16886
     CUSIP  Number:  816618  10  2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  (Check One):

[   ]  Form 10-K and Form 10-KSB     [    ] Form 11-K     [    ] Form 20-F     [
XX]  Form  10-Q  and  Form  10-QSB     [    ]  Form  N-SAR

For  Period  Ended:     September  30,  2002



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.
                                                    -------------




PART  1-REGISTRANT  INFORMATION
-------------------------------


Semele  Group  Inc.
-------------------
Full  Name  of  Registrant

N/A
---
Former  Name,  if  Applicable

200  Nyala  Farms
-----------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Westport,  CT  06880
--------------------
City,  State  and  Zip

Form  12b-25
Page  Two



PART  II-Rules  12b-25  (b)  AND  (c)
-------------------------------------


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[XX]     (a)     The  reasons described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Form  12b-25
Page  Two



PART  III-NARRATIVE
-------------------


State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to prepare a complete and accurate accounting of the quarter ended September 30th, 2002. This is due to delays caused by staffing turnover. The Registrant expects to be completed with the financial statements by November 19th, 2002 and, therefore, Form 10-QSB is expected to be filed within the prescribed extension period.



PART  IV-OTHER  INFORMATION
---------------------------


(1) Name and telephone number of person to contact in regard to this notification.

     Richard K Brock              781     676-0024
     ------------------------     ---     --------
          (Name)           (Area  Code)     (Telephone  Number)

Form  12b-25
Page  Three



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If  the  answer  is  no,  identify  report(s).
          [X]  Yes     [   ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
          [X]  Yes     [   ]  No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. See attachment.



     SEMELE  GROUP  INC.
     -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November  15,  2002          By:/s/  Richard K  Brock
       -------------------             ----------------
          Chief  Financial  Officer  of  Semele  Group  Inc.
          (Duly  Authorized  Officer)

                            ATTACHMENT TO FORM 12b-25



Part  IV-Other  Information
---------------------------

Significant changes in the statement of operations for the three and nine months ended September 30, 2002 as compared to the corresponding periods for 2001 are summarized below:

The estimated three and nine months ending September 30, 2002 results as compared to the three and nine months ending September 30, 2001 results (in thousands):



                                                   THREE MONTHS ENDED        NINE MONTHS ENDED
                                                    SEPTEMBER 30,               SEPTEMBER 30,
                                              2002                 2001            2002       2001
                                        ----------------  ----------------  ----------  ---------
Total Revenues                        $           2,279   $          5,245   $ 12,922   $ 20,483
Total Expenses                        $          (7,009)  $         (8,624)  $(19,377)  $(22,221)

Provision for Income Taxes and        $           4,573   $           (206)  $  5,650   $   (942)
  Elimination of Minority Interests

Net Income (Loss)                     $            (157)  $         (3,585)  $   (805)  $ (2,680)



The decrease in revenues for the three and nine months ending September 30, 2002, as compared to the same periods in 2001 was primarily attributable to a decrease in the Company's lease revenues and management fee income. The decrease in lease revenues and management fees is due to the disposition of equipment. The decrease in expenses for the three and nine months ended September 30, 2002 compared to the same period in 2001 is attributable to a decrease in general and administrative costs at MILPI Holdings LLC offset by an increase in repairs and maintenance associated with AFG Investment Trust D's re-lease of a McDonnell Douglas DC-8-73 airplane. The decrease in MILPI Holding's general and administrative expenses is primarily attributable to the relocation and consolidation of the corporate service functions during May 2001.